October 27, 2016

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

RE:	Rule 17g-1 Fidelity Bond Filing
Information with Respect to Period Covering October 1, 2016 through October 1, 2017 for the following Investment Companies (each a “Fund,” collectively the “First American Funds”):

First American Funds, Inc. (811-03313)

Mount Vernon Securities Lending Trust (811-21824)

Dear Sir or Madam:

Enclosed for filing, pursuant to Rule 17g-1 of the Investment Company Act of 1940, as amended, please find the following information with respect to the First American Funds referenced above:

•	A copy of the executed joint insured fidelity bond for the period from October 1, 2016 through October 1, 2017 (see Exhibit 1);

•	A copy of the resolutions from the September 21, 2016 meeting of the Board of Directors at which a majority of directors not considered “interested persons” approved the amount, type, form and coverage of the joint insured fidelity bond, and the portion of the premium to be paid by each Fund for the period from October 1, 2016 through October 1, 2017 (see Exhibit 2);

•	A document showing the amount of the single insured bond which each Fund would have provided and maintained had it not been named as an insured under the joint insured fidelity bond for the period from October 1, 2016 through October 1, 2017 (see Exhibit 3); and

•	A copy of the agreement between each Fund and all of the other named insureds entered into pursuant to paragraph (f) of Rule 17g-1 (see Exhibit 4).

Please note for the Commission’s records that premiums have been appropriately paid for the period from October 1, 2016 through October 1, 2017.

Please contact me if you have questions or require additional information.

Very truly yours,

/s/ Richard J. Ertel

Richard J. Ertel
Secretary

Enclosures